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
                                                                       OMB  APPROVAL

                                  UNITED STATES                 OMB Number:  3235-0145
                       SECURITIES AND EXCHANGE COMMISSION       Expires:  October 31, 1994
                             Washington, D.C. 20549             Estimated average burden
                                                                hours per form .... 14.90
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                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Baltimore Bancorp
  --------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock, par value $5.00 per share
  --------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   059029 10 8
                    ----------------------------------------
                                 (CUSIP Number)
                            James L. Mitchell, Esq.
            Executive Vice President, General Counsel and Secretary
                         First Fidelity Bancorporation
                                550 Broad Street
                            Newark, New Jersey 07102
                                 (201) 565-3200
  --------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 June 30, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) ( See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                    SCHEDULE 13D
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  CUSIP NO. 059029 10 8                                                 Page 2
                                                  of 5 Pages





  1                              NAME OF REPORTING PERSON
                                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 First Fidelity Bancorporation
                                 22-2826775

  2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)/ / (b)/ /
  3                              SEC USE ONLY

  4                              SOURCE OF FUNDS
                                 WC

  5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                 REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                          / /
  6                              CITIZENSHIP OR PLACE OF ORGANIZATION
                                 New Jersey

                          7      SOLE VOTING POWER
                                 3,652,300*
       NUMBER OF
         SHARES           8      SHARED VOTING POWER
      BENEFICIALLY               0
         EACH
      REPORTING           9      SOLE DISPOSITIVE POWER
        PERSON                   3,652,300*
         WITH
                          10     SHARED VOTING POWER
                                 0

  11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 3,652,300*
  12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           / /

  13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 18.28%**

  14                             TYPE OF REPORTING PERSON*
                                 HC; CO


- ----------------

* First Fidelity directly owns 352,300 outstanding shares of Company Common Stock. In addition, as previously reported, First Fidelity was granted an option pursuant to the Option Agreement described in Item 4 of the Original Schedule 13D (as defined below) to acquire 3,300,000 shares of authorized but unissued shares of Common Stock which option has not yet become exercisable. First Fidelity expressly disclaims beneficial ownership of such option shares. See Item 5 of the Original Schedule 13D.

** Based upon the 16,683,931 shares reported by Baltimore Bancorp to be outstanding as of March 21, 1994 plus the 3,300,000 shares obtainable by First Fidelity upon the exercise of the stock option described in
         Item 4 of the Original Schedule 13D were such stock option presently exercisable.

                 First Fidelity Bancorporation ("First Fidelity"), a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, hereby further amends and supplements its Schedule 13D, originally filed on April 1, 1994 (the "Original Schedule 13D"), with respect to its deemed beneficial ownership of 3,300,000 shares of Common Stock, par value $5.00 per share (the "Common Stock"), of Baltimore Bancorp, a Maryland corporation (the "Company"). Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Original
Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The response set forth in Item 3 of the Original Schedule 13D is hereby further amended and supplemented by the following:

                 Between May 20, 1994 and June 30, 1994, First Fidelity used funds derived from working capital to purchase 154,000 additional shares of Company Common Stock, subject to settlement, in open market transactions at a total cost of $3,049,863, as more fully described in Item 5 hereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 The responses set forth in Items 5(a)-(c) of the Original
Schedule 13D are hereby further amended and supplemented by the following:

                 Common Stock. Between May 20, 1994 and June 30, 1994, First Fidelity acquired, subject to settlement, an aggregate of 154,000 additional outstanding shares of Company Common Stock, which shares, when considered together with the 198,300 shares of Company Common Stock acquired by First Fidelity between May 6, 1994 and May 19, 1994 (as reflected in Amendment No. 1 to First Fidelity's Schedule 13D filed on May 20, 1994), represent 2.11% of the currently outstanding Common Stock and, when combined with the shares that may be purchasable upon the exercise of the Option, 18.28% of the shares of Common Stock, giving effect to such exercise of the Option. First Fidelity has sole power to vote and dispose of such additional shares.

                 Set forth below is a summary of the transactions effected by First Fidelity in shares of Common Stock during the period May 20, 1994 through June 30, 1994. Each of such transactions was a brokerage transaction effected in the open market. There were no open market purchases of Company Common Stock during the period March 22, 1994 through May 5, 1994.

 Date                    Number of Shares             Bought/Sold               Price Paid
 ----                    ----------------             -----------               ----------

 5/20                         14,000                        Bought                $19.625
 6/9                          13,000                        Bought                $19.75

 6/10                         14,200                        Bought                $19.75

 6/13                         10,800                        Bought                $19.75
 6/13                          1,200                        Bought                $19.625

 6/14                          1,200                        Bought                $19.625
 6/15                          1,800                        Bought                $19.625

 6/15                          3,000                        Bought                $19.75

 6/16                            300                        Bought                $19.625
 6/16                          5,000                        Bought                $19.75

 6/17                          2,100                        Bought                $19.75
 6/21                          2,000                        Bought                $19.75

 6/22                          1,100                        Bought                $19.875

 6/23                         16,200                        Bought                $19.875
 6/24                         25,500                        Bought                $19.875

 6/28                         12,500                        Bought                $19.875
 6/29                          3,600                        Bought                $19.875

 6/30                         26,500                        Bought                $19.875





                 To the best knowledge of First Fidelity, none of the persons listed on Schedule I to the Original Schedule 13D have effected any transactions in the Company Common Stock during the period May 20, 1994 through June 30, 1994.





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                                   SIGNATURE

                 After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1994


                                           FIRST FIDELITY BANCORPORATION



                                           By:  /s/ JAMES L. MITCHELL
                                               -----------------------------
                                           Name:   James L. Mitchell
                                           Title:  Executive Vice President,
                                                       General Counsel and
                                                            Secretary





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